Exhibit 1

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

November 29, 2012

FORWARD

Tabular dollars are in millions of Canadian dollars, except per share amounts or unless otherwise indicated. Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Statements included in this Management’s Discussion and Analysis that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors described in this report under the heading “Known events, trends, risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Corporation provides certain financial guidance for future performance as the Corporation believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

I.	INTRODUCTION TO THE BUSINESS

A.	Company overview – core business and strategies

Shaw Communications Inc. (“Shaw” or the “Company” or “Corporation”) is a diversified Canadian communications and media company whose business is providing consumers with broadband cable television, Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw Media operates the second largest conventional television network in Canada, Global Television, and numerous specialty networks. It provides customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.

Shaw’s business is encapsulated within its vision statement: “We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values.”

Shaw’s strategy is to maximize shareholder value through the generation of free cash flow.1 The key elements of this strategy include: leveraging its network infrastructure and programming assets to offer customers a wider variety of products and services; enhancing existing products to provide greater value to customers; providing strong 24/7/365 service; bundling product offerings to provide value to both Shaw and the customer; and focusing on sound capital management and operational efficiencies to maintain a competitive edge.

The strategy also includes promoting brand awareness, strengthening the Shaw name from coast to coast. The Shaw brand is synonymous with diverse product offerings and high-quality customer service.

During 2012 the Company operated three principal business segments: (1) Cable – comprised of cable television, Internet, Digital Phone and Shaw Business operations; (2) Satellite –comprised of direct-to-home (“DTH”) and Satellite Services; and (3) Media – comprised of television broadcasting. As a percentage of Shaw’s consolidated revenues for the year ended August 31, 2012, the Cable, Satellite and Media divisions represented approximately 63%, 16% and 21% of Shaw’s business, respectively. During 2012 Shaw’s businesses generated consolidated revenues of $5.0 billion.

A fourth business segment, Wireless, was in the development/construction stage during 2010 and 2011. During 2008 the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint. In March 2010 the Company commenced activities on a traditional wireless infrastructure build and late in 2011, after completing a strategic review of this initiative, concluded that the economics as a new entrant would be extremely challenging, even with the Company’s established base and considerable strengths and assets. Shaw decided to not pursue a traditional wireless business and instead plans to focus on initiatives that align with leveraging its Media and programming assets, and strengthening its leadership position in broadband and video.

The description of these operating business segments, including more specific details for the last two fiscal years follows.

[1]	See definitions under key performance drivers on page 20.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

B.	Description of the business

(i)	Cable

Shaw’s Cable operations provide Cable television, Internet, and Digital Phone services to residential and business customers. These services are delivered through an extensive fibre optic and co-axial cable distribution network.

Shaw’s strategy is to leverage its network by providing additional services beyond traditional cable television. In past years, it enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investments, and the plant and network is essentially fully digital and two-way capable. These investments enabled Shaw to leverage its existing network and expand its service offerings to include digital programming, On Demand programming, High Definition (“HD”) television including three dimensional (“3D”) HD, Internet, and Digital Phone. During 2011 Shaw commenced a major upgrade of its network to convert television analog tiers to digital (the Digital Network Upgrade “DNU”). This upgrade, which continued through 2012, is expected to significantly increase the capacity of the Shaw network and allow the Company to expand its Internet, HD and On Demand offerings. Shaw’s investments in plant infrastructure will accommodate further growth opportunities. Shaw continues to invest in technology initiatives to recapture bandwidth and optimize its network, including increasing the number of nodes on the network and using advanced encoding and digital compression technologies such as MPEG-4.

To take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations, Shaw has consolidated its position as the dominant provider of cable services in Western Canada. Approximately 70% of the Company’s cable television subscribers are clustered in and around five major urban markets in Western Canada: Vancouver and Victoria, British Columbia; Calgary and Edmonton, Alberta; and Winnipeg, Manitoba. The balance of Shaw’s subscribers are mainly in smaller regional clusters, linked via fibre either to each other or to larger markets. These markets include the Okanagan region, British Columbia (Kamloops, Kelowna, Penticton, Vernon); Saskatoon/Prince Albert/Moose Jaw/Swift Current, Saskatchewan; and Thunder Bay/Sault Ste. Marie/Hamilton, Ontario.

Shaw continues to acquire cable systems to complement its cable “clustering” strategy. During fiscal 2011 Shaw completed the acquisition of Lake Broadcasting and Sun Country Cablevision cable systems located in the interior region of British Columbia.

Shaw has a customer-centric strategy designed to deliver high-quality customer service, simplicity and value to its customers through various bundled service offerings for its video, Internet and Digital Phone services. The benefits of bundling to customers include the convenience of “one-stop shopping” and value pricing. The benefits to Shaw include retention of existing customers (churn reduction); attraction of new customers; incremental penetration as customers upgrade to additional services offered in a bundle; and operational efficiencies through centralized billing and customer care.

A more detailed description of each of the principal operations comprising the Company’s Cable Segment is set forth below.

Cable Television

The Company’s initial core business was cable television services, which today provides the customer base and physical infrastructure for much of the Company’s distribution service businesses. The Company is one of the largest cable television providers in Canada. As at

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

August 31, 2012, Shaw served approximately 2.2 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and certain portions of Ontario), representing approximately 31% of the Canadian cable television market.

The Company’s cable television business is operated through its extensive fibre optic and co-axial cable distribution network. Shaw’s fibre backbone and interconnect network link its cable systems and subscribers together. Shaw receives originating television signals at its head-end sites and re-transmits these signals via its network to customers’ homes in its cable serving areas. Digital cable customers receive additional services via digital cable terminals (“DCTs”) which translate encrypted signals delivered to customers’ homes over Shaw’s network.

Digital cable significantly expands the range of services that may be offered to a subscriber and extends programming capacity. Digital cable, which is delivered by the Company’s network to DCTs deployed in subscribers’ premises, also enhances picture and sound quality and provides the platform from which Shaw has launched, and expects to continue to be able to launch, new revenue-generating video and interactive services. Shaw offers customers a variety of DCTs for purchase or rent.

To its Digital subscribers, Shaw also offers On Demand viewing options, including Pay-Per-View (“PPV”) and Video-on-Demand (“VOD”) services. The PPV service allows customers to select and pay for specific programs which are available on various channels with different start times. The VOD service enables customers to select programming from a library of titles through an on-line ordering system or directly through the set-top interactive program guide, and to view the programming on their television at a time of their choosing, with pause, skip backward and skip forward functionality. On Demand programming includes movies, sports, concerts and other special events, with prices dependent on the nature of the programming. Shaw also offers a wide variety of free On Demand programming including hit TV series, movies, events, music videos and more. Shaw offers On Demand programming to over 97% of its customers.

As at August 31, 2012, the Company had approximately 1.9 million Digital subscribers, representing a penetration rate of over 86% of Basic cable subscribers. Of the Digital customers, over 1.0 million have HD capabilities. Shaw continues to launch HD channels which offer superior picture detail and sound quality in a format that fully utilizes the capabilities of wide screen, HD ready televisions. In support of HD, Shaw offers for purchase or rent DCTs which support the decoding and processing of HD content, as well as DCTs which incorporate HD and Personal Video Recorder (“PVR”) features.

Shaw recently launched the first phase of its TV Everywhere service, Shaw Go, which allows customers streaming access to TV shows, sporting events and movies on popular mobile devices. The first phase of the service includes the Shaw Go Movie Central and Shaw Go NFL Sunday Ticket apps.

Internet

Leveraging its cable television infrastructure, Shaw provides high-speed Internet access services to residential and business subscribers in almost all of its operating areas. The Company currently offers a wide variety of residential Internet service levels to match the speed, usage and budget requirements of its subscribers. Similar to its residential Internet service, Shaw also offers a variety of Internet services for small and medium business customers. As at August 31, 2012, there were over 1.9 million subscribers (connected and scheduled installations) to Shaw’s Internet access services.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

In providing its Internet access services, Shaw deploys cable modems, generally based on DOCSIS 2.0 or 3.0 specifications. This technology has enabled the Company to increase the capabilities and reliability of its network by increasing the capacity and throughput of both the upstream and downstream portions of Shaw’s cable infrastructure. Upgrades and enhancements of its capital infrastructure are ongoing and include the DNU, building up the Company’s Internet backbone, and decreasing the average node size.

During 2012, Shaw commenced building a managed carrier-grade WiFi network to extend a customer’s broadband experience beyond their home, and launched the service on a trial basis in select cities. WiFi is in virtually all portable consumer devices and customers are actively seeking WiFi hotspots to reduce data costs and improve their wireless broadband experience. The Shaw WiFi trial is currently available in Calgary, Edmonton, Winnipeg, Vancouver and Victoria.

During 2011 Shaw conducted an extensive consultation process which allowed its Internet customers to share their ideas on Internet usage allowances and billing. As a result of these consultations, Shaw launched new Internet packages with higher speeds and expanded usage allowances, including an industry leading 250 Mbps service using DOCSIS 3.0 technology to meet the increasing data needs of its subscribers. Currently, the 250 Mbps service is available to approximately 17% of the Company’s customers, and will be rolled out to additional areas as the DNU is completed.

In 2011 Shaw also launched a 1 Gigabit Internet service in limited service areas. The service utilizes Fibre-to-the-Premises (“FTTP”) and will be able to support new, cutting-edge broadband applications that require faster download speeds.

Shaw operates two Internet data centres in Calgary, Alberta and several smaller regional centres. The data centres allow the Company to manage its Internet services exclusively, providing e-mail service directly to its customers using “@shaw.ca” e-mail addresses, provisioning web space, and managing backbone connectivity and peering arrangements. The centres also host Shaw customers’ most popular web content locally.

During 2011 the Company commenced construction of a new data centre in Calgary that will allow it to stay ahead of the technology curve being able to handle new innovations as they are adopted, such as the WiFi network initiative. The data centre will incorporate energy efficient cooling systems allowing Shaw to reduce the environmental impact. The centre is planned to be complete late in fiscal 2015.

Digital Phone

In 2005, Shaw entered the “triple play” market of voice, video and data services with the launch of Shaw Digital Phone, a reliable, fully featured and affordable residential telephone service. Since then, the Company continued to expand its Digital Phone footprint and offers the service to 96% of homes passed. As at August 31, 2012, it had approximately 1.4 million Digital Phone lines (primary and secondary lines on billing plus pending installs).

Shaw Digital Phone offers packages tailored to meet the needs of residential subscribers with varying levels of included long distance and calling features. Professional installation, access to E-911 (enhanced 911 emergency service), directory and operator services, and around-the-clock (24/7/365) customer support are included in the Digital Phone service at no additional cost to subscribers. Similar to the residential packages, Shaw offers a variety of Shaw Business products for home based or smaller businesses including managed and hosted PBX and a Primary Rate Interface (“PRI”) service for medium and larger businesses.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

Shaw Digital Phone utilizes PacketCable technology and DOCSIS specifications. Customers’ existing phone lines are connected into modems usually installed at the location of the central wiring in the customers’ premises. The modem converts the voice conversation (sounds waves) into digital IP packets that are carried to an IP-based telephone switch (“softswitch”). At this point, the packets are transformed again into traditional telephone signals for connection to the public switched telephone network or may be routed through the IP network to the called party.

Unlike internet phone providers who use the internet to route calls, Shaw’s Digital Phone service uses Shaw’s own private managed broadband network and the public switched telephone network to route calls, allowing the Company to ensure a consistent level of quality and reliability to its phone customers.

During 2012, Shaw Digital Phone expanded its service in the Kootenay region of British Columbia to Fairmont, Invermere and Radium, and in 2011 Shaw Digital Phone services were made available in a number of smaller communities in British Columbia, Alberta and Manitoba.

Shaw Business

Shaw Business is responsible for the development and management of the national fibre network that is the primary Internet backbone for Shaw’s broadband Internet customers. This backbone network is also used to carry Shaw Digital Phone capacity and video signals. In addition, Shaw Business provides services to small and medium size business, Internet Service Providers (“ISPs”), cable companies, broadcasters, governments and other organizations that require end-to-end Internet, data and voice connectivity. Shaw Business is also a major account and wholesale provider offering third parties advanced high speed data connectivity and Internet services in Canada and the United States. Its offerings currently include data, voice and video transport and Internet connectivity services. It also continues to establish public and private peering arrangements with high speed connections to major North American, European and Asian network access points and other tier-one backbone carriers.

Shaw Business has built both its fibre network and its customer base to promote future revenue growth. Its network includes multiple fibre capacity on two diverse cross-North America routes. The Company’s southern route principally consists of approximately 6,400 route kilometres (4,000 miles) of fibre located on routes between Vancouver (via Calgary, Winnipeg, Chicago, Toronto and Buffalo) and New York City and between Vancouver and Sacramento. The northern route consists of approximately 4,000 route kilometres (2,500 miles) of fibre between Edmonton (via Saskatoon, Winnipeg and Thunder Bay) and Toronto. This route provides redundancy for the existing southern route. Shaw Business also maintains a marine route consisting of approximately 330 route kilometres (200 miles) located on two fibres from Seattle to Vancouver Mainland (via Victoria). In addition, Shaw Business has secured additional capacity to connect the cities of Toronto (via Montreal and Boston) to New York City, Seattle to Vancouver and Edmonton to Toronto.

(ii)	Satellite

Shaw’s Satellite operations own and lease, directly and indirectly, satellite transponders that receive and amplify digital signals and transmit them to receiving dishes located within the footprint covered by the satellite. Shaw Direct and Satellite Services businesses share the satellite infrastructure distributing digital video and audio signals to different markets (residential and business), thereby allowing the Company to derive distinct revenue streams from different customers using a common platform.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

Satellite interests in these transponders are set forth in the table below.

Satellite	Transponders	Nature of Satellite Interest
Anik F2	18 Ku-band	Owned
	6 Ku-band	Leased
	2 Ku-band (partial)	Leased

Anik F1R	28 Ku-band	Leased
	1 C-band	Leased
	1 C-band (partial)	Leased

Intelsat Galaxy 16	1 Ku-band (partial)	Leased

During 2010, Satellite entered into agreements to acquire capacity on a new satellite, Anik G1, expected to be available in early calendar 2013. This capacity will provide additional bandwidth for expanded customer choice, including new HD channels and other advanced services.

A more detailed description of each of the principal operations comprising the Company’s Satellite Segment is set forth below.

Shaw Direct

Shaw Direct is one of three DTH satellite operators licensed by the CRTC to deliver digital subscription video and audio programming services from satellites directly to subscribers’ homes and businesses. Shaw Direct began its national roll-out of digital DTH services in 1997 and, as at August 31, 2012, had approximately 910,000 subscribers.

The market for Shaw Direct’s digital DTH services can be divided into three principal categories: households not served by cable and typically having access to a limited number of broadcast services; households underserved by cable (i.e. served by cable systems that offer fewer than 80 channels); and households that receive full service cable (80 or more channels), primarily in urban areas. Other potential customers include commercial, institutional and recreational facilities interested in video and audio programming.

With dual satellites (Anik F2 and Anik F1R) whose signals are received by subscribers through an elliptical dish, as at August 31, 2012, Shaw Direct offered over 500 digital video and audio channels with a programming line-up offering the majority of television services that are available in Canada, including local over-the-air broadcasters, national networks, specialty channels, U.S. and foreign channels, adult programming and ethnic services. Shaw Direct’s subscribers have the option of choosing from a menu of programming packages designed to target and accommodate subscriber interests, primary language, income level and type of household. Such packages are marketed through Shaw Direct and a nation-wide distribution network of third party retail locations.

Shaw Direct continues to transition to advanced modulation and encoding technology, including MPEG-4, for its programming allowing it to increase its channel capacity. As part of its commitment to enhance its service offerings, over 10 standard and high definition channels were added during 2012. As at August 31, 2012, Shaw Direct offered over 90 HD channels. In addition, during 2012 Shaw Direct began to offer a streaming VOD service through the satellite receiver. Shaw Direct’s VOD service currently provides customers with access to over 3,000 movie and TV titles and series.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

With the new satellite expected to be available in early calendar 2013, Shaw Direct’s satellite television services capacity will expand by 30 percent through 16 additional national transponders. The new transponders will provide bandwidth for expanded subscriber choice, including new HD channels and other advanced services. The additional transponders will also provide enhanced service quality, acting as important in-orbit back-up capacity. During 2012 Shaw Direct continued to install compatible outdoor equipment so that many customers will be able to immediately access the new capacity once it is available.

Satellite Services

Satellite Services operations include two primary businesses, Shaw Broadcast Services and Shaw Tracking.

Shaw Broadcast Services redistributes television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the U.S., referred to as a satellite relay distribution undertaking (“SRDU”), and provides uplink and network management services for conventional and specialty broadcasters on a contract basis.

The redistribution of signals to cable companies and other operators is known in Canada as SRDU services. Shaw Broadcast Services currently provides SRDU and signal transport services to approximately 400 distribution undertakings, primarily cable operators, and redistributes 350 television signals and over 100 audio signals in both English and French to multi-channel system operators. Shaw Broadcast Services also offers HITS/QT and QT Plus (Headend In the Sky/Quick Take), which allow small and medium size cable companies to offer digital signals to subscribers with a substantially reduced capital outlay. HITS/QT and QT Plus facilitate increased availability and penetration of digital services in Canada and thereby add incremental revenues to Shaw Broadcast Services from the additional services provided to smaller cable companies.

Shaw Broadcast Services’ uplink and network management services include backhaul (transport of signals to the uplink site), uplink (delivery of signal to the satellite so that it can be distributed to cable operators and other distributors), bandwidth, authorization and signal monitoring. Shaw Broadcast Services currently provides such services to over 130 specialty and pay broadcasters across Canada, as well as to Canadian pay audio providers.

Shaw Tracking provides asset tracking and communication services to approximately 700 companies in the transportation industry in Canada, with over 45,000 vehicles using its services. Shaw Tracking’s services capture all related information pertaining to an asset (i.e. location, performance and productivity measures) and effectively integrate into a carrier’s fleet management system. Via satellite, cellular and Bluetooth networks, Shaw Tracking provides immediate real time visibility to a company’s fleet and freight. Shaw’s services and solutions target a wide variety of segments of transportation across Canada.

(iii)	Media

In May 2010, the Company entered into agreements to acquire, subject to various regulatory approvals, 100% of the broadcasting business of Canwest Global Communcations Corp. (“Canwest”) including CW Investments Co. (“CW Media”), the company that owned the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. During 2010, the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media for total consideration of approximately $750 million,

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

including acquisition costs. Also during 2010, the Competition Bureau cleared Shaw’s acquisition and the Ontario Superior Court of Justice issued a sanction order approving the related consolidated plan of compromise, arrangement and reorganization. In late October 2010 the CRTC approved Shaw’s application to assume control of Canwest’s broadcasting business and the outstanding portions of the acquisition closed on October 27, 2010. The total consideration, including debt assumed, was approximately $2.0 billion.

In 2011 the Media results were equity accounted until October 27, 2010, at which time the balance sheet and results of operations were consolidated.

The acquisition of Shaw’s Media business included the Global Television Network (“Global”) and a leading portfolio of Specialty services. Technology is driving change in the Canadian Broadcasting system, transforming content distribution and viewership. This strategic acquisition allows Shaw to unite broadcasting services and content with its advanced distribution platforms to offer customers strong choices in this rapidly evolving landscape.

The Canadian television broadcasting market is comprised of a number of English, French, and third language stations and services that operate in different segments of the market. The “Conventional” broadcast sector includes government owned public networks, such as the Canadian Broadcasting Corporation (“CBC”), as well as privately owned station groups and networks, such as Global and the CTV Television Network (“CTV” owned by BCE Inc.). The “Specialty and Pay” sector includes Specialty television services, such as Showcase, History, HGTV Canada, TSN (owned by BCE Inc.), and Sportsnet (owned by Rogers Communications Inc), which provide special interest programming including news, sports, arts, lifestyle and entertainment programming.

Global reaches 96% of Canada’s population through 12 over-the-air (“OTA”) conventional television stations. Global offers a programming mix of entertainment programs and news that includes hit programs such as Bones, Glee, NCIS:LA, Hawaii Five-O, Rookie Blue and the reality series Survivor and Big Brother. Global offers news through its early-evening network newscast Global National and delivers local news programs to a number of markets. Global expanded its news line-up in 2012 with the launch of morning news programming in Toronto, Regina, Saskatoon and Winnipeg, and plans to launch morning news programming in Montreal and Halifax in 2013.

The Specialty television services owned and operated by the Media division comprise 18 channels, including Showcase, History, HGTV Canada, Food Network Canada, Slice and TVtropolis. The Company also has an interest in several non-operated channels including two French language specialty television services and one English language specialty television service. In 2012, Media launched National Geographic Wild, a channel dedicated to wildlife programming, and rebranded two existing channels as Lifetime and H2. Media also acquired the remaining equity interest in Mystery during the year. Media plans to launch a dedicated 24 hour all news Specialty channel in the province of British Columbia in 2013.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

The following table sets forth all of the Specialty services in which the Company holds an interest:

Specialty Services Operated	% Equity Interest
Showcase	100%
Slice	100%
History	100%
H2	100%
HGTV Canada	67%
Food Network Canada	51%
Action	100%
Lifetime	100%
National Geographic Canada	50%
National Geographic Canada Wild	50%
BBC Canada	50%
Twist TV	100%
IFC Canada	100%
DIY	67%
TVtropolis	67%
MovieTime	100%
DejaView	100%
Mystery	100%

Specialty Services Not Operated	% Equity Interest
Historia	50%
Series+	50%
ABC Spark	49%

C.	Seasonality and other additional information concerning the business

(a)	Seasonality and customer dependency

Although financial results of the Cable and Satellite business segments are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and varying levels of promotional activity undertaken by the Company. Shaw’s Cable and Satellite businesses generally are not dependent upon any single customer or upon a few customers.

The Media business segment financial results are subject to fluctuations throughout the year due to, among other things, seasonal advertising and viewing patterns. In general, advertising revenues are higher during the fall, the first quarter, and lower during the summer months, the fourth quarter. Expenses are incurred more evenly throughout the year. The Specialty Services are dependent on a small number of broadcast distribution undertakings (“BDUs”) for distribution of the services.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

(b)	Environmental matters

Shaw’s operations are subject to environmental regulations, including those related to electronic waste. A number of provinces have enacted regulations providing for the diversion of certain types of electronic waste through product stewardship programs (“PSP”). Under a PSP, companies who sell designated products in or into a province are required to participate in or develop an approved program for the collection and recycling of designated electronic materials and, in some cases, pay a per-item fee. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

(c)	Foreign operations

Shaw does not have material foreign assets or operations.

Shaw Business U.S. Inc., a wholly-owned subsidiary of the Company, has entered into an indefeasible right of use (“IRU”) with respect to a portion of a United States fibre network and owns certain other fibre and facilities in the United States. Shaw Business U.S. Inc. commenced revenue-generating operations in the United States in 2002. Its revenues for the year ended August 31, 2012 were not material.

(d)	Employees

As at August 31, 2012, the Company employed approximately 14,000 people.

D.	Government regulations and regulatory developments

Substantially all of the Corporation’s business activities are subject to regulations and policies established under various Acts (Broadcasting Act (Canada) (“Broadcasting Act”), Telecommunications Act (Canada) (“Telecommunications Act”), Radiocommunication Act (Canada) (“Radiocommunication Act”) and Copyright Act (Canada) (“Copyright Act”)). Broadcasting and telecommunications are generally administered by the CRTC under the supervision of the Department of Canadian Heritage (Canadian Heritage) and Department of Industry (Industry Canada), respectively.

Pursuant to the Broadcasting Act, the CRTC is mandated to supervise and regulate all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires BDUs to give priority to the carriage of Canadian services and to provide efficient delivery of programming services. The Broadcasting Act also sets out requirements for television broadcasters with respect to Canadian content. Shaw’s businesses are dependent upon licenses (or operate pursuant to an exemption order) granted and issued by the CRTC and Industry Canada.

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable telecommunication services of high-quality. The CRTC has the authority to forbear from regulating certain services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for that service to protect the interests of users. All of Shaw’s telecommunication retail services have been forborne from regulation and are not subject to price regulation. However, regulations do impact certain terms and conditions under which these services are provided.

The technical operating aspects of the Corporation’s businesses are also regulated by technical requirements and performance standards established by Industry Canada, primarily under the Telecommunications Act and the Radiocommunication Act.

Pursuant to the Copyright Act, the Copyright Board of Canada oversees the collective administration of copyright royalties in Canada including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

The sections below include a more detailed discussion of various regulatory matters and recent developments specific to Shaw’s businesses.

Licensing and ownership

For each of its cable, DTH and SRDU undertakings, the Corporation holds a separate broadcasting license or is exempt from licensing. In November 2010, cable undertakings owned and operated by the Corporation were renewed by the CRTC for a five-year period ending August 31, 2015. The licenses of the Corporation’s DTH and SRDU undertakings were recently renewed by the CRTC for a seven year period to August 31, 2019. Shaw has never failed to obtain a license renewal for its cable, DTH or SRDU undertakings.

The Company also holds a separate license for each of its conventional OTA television stations and each specialty service. These CRTC broadcasting licenses must be renewed from time to time and cannot be transferred without regulatory approval. The majority of the Corporation’s licenses for its OTA television stations and specialty services expired on August 31, 2011 and were renewed for a five-year term effective September 1, 2011 and ending August 31, 2016. The renewal decision implemented an expenditure-based regulatory regime, whereby the Corporation must expend a certain percentage of its prior-year revenues from its conventional OTA and specialty services on Canadian content, and also on specific categories of Canadian programs defined as “programs of national interest”. With certain restrictions, the Corporation may share these regulatory obligations between and among its various conventional OTA and specialty licenses. These obligations are imposed on an individual license basis.

The potential for new or increased fees through regulation

Effective September 1, 2009, each licensed BDU was required to contribute 1.5% of its gross revenues derived from Broadcasting to the Local Programming Improvement Fund (“LPIF”) to support local television stations operating in non-metropolitan markets. Exempt systems were not required to contribute to the LPIF. In July 2012, the Commission determined that it is inappropriate to maintain the LPIF in the long term and that it will phase out the LPIF over the next two broadcast years. Accordingly, for the 2012-2013 broadcast year, the LPIF contribution rate is reduced from 1.5% to 1.0%. For the 2013-2014 broadcast year, the LPIF contribution rate will be further reduced to 0.5%. As of September 2014, the LPIF will be discontinued.

In October 2008 the CRTC announced a change in its policy regarding the delivery of distant signals by licensed BDUs. Under the new policy, licensed cable BDUs must obtain the consent of an OTA broadcaster to deliver its signal in a distant market. DTH distribution undertakings can distribute a local over-the-air television signal without consent within the province of origin, but must obtain permission to deliver the over-the-air television signal beyond the province of origin unless the DTH distribution undertaking is required to carry the signal on its basic service.

In May 2011 the CRTC released its new DTH satellite distribution policy, pursuant to which it will require Shaw Direct to distribute, in standard definition, all conventional OTA stations that conform with LPIF eligibility requirements 30 days after Anik G1 comes into operation. The CRTC did not introduce any specific rules with respect to the permitted scope of distribution of local stations or any new rights of remuneration.

In March 2010 the CRTC introduced a new regime to allow privately-owned local television stations to negotiate a value for the distribution of their programming with cable and satellite companies. The CRTC was uncertain as to its authority to implement this regime and sought clarification of its jurisdiction to do so under the Broadcasting Act by reference of the matter to

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the Federal Court of Appeal. In February 2011 the Federal Court of Appeal ruled, by a 2-1 majority, that the CRTC has the required jurisdiction. In April 2012, the Supreme Court of Canada heard an appeal of the Federal Court of Appeal’s decision. Depending on the outcome of the appeal, which was initiated by major broadcast distribution companies, it is possible that the CRTC will implement a value-for-signal policy that requires the negotiation of monetary and/or non-monetary compensation or, where no agreements are reached, permits blackouts.

Genre exclusivity

The CRTC has indicated its intention to review the Genre Protection Policy in 2013-2014. This policy applies specifically to Category A specialty services, which are licensed on a one-per-genre basis and enjoy broad protection from direct competition within their respective programming genres. As a result of this proceeding, the policy could be removed entirely or for specific programming genres.

Access rights

Shaw’s cable systems require access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy cable facilities. Under the Telecommunications Act the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC’s jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities. In December 2010 the CRTC issued Telecom Decision 2010-900, significantly increasing the rates (including a retroactive component dating back to July 2009) for licensees, such as the Corporation, to attach their facilities to support structures of incumbent telecom carriers. In 2011, cable carriers, including the Corporation, applied to the Commission requesting a review and variance of the decision, but the application was denied. In a follow-up proceeding to Telecom Decision 2010-900, the CRTC approved in July 2011 a new charge for the Corporation’s attachments to the service poles of telecommunications carriers, which is equal to the normal pole charge set out in Telecom Decision 2010-900.

Under the Telecommunications Act, the Corporation may construct facilities in roadways and other public places with the consent of the municipality. The CRTC recently initiated a proceeding to develop a non-binding model municipal access agreement and the Corporation is a participant in that proceeding along with other industry members and municipalities.

Digital Phone, new media and Internet

Regulation of the incumbent local exchange carriers (“ILECs”), competitors of Shaw’s Digital Phone business, is now largely governed by the current Government’s deregulatory initiatives. Specifically, in December 2006, the Governor in Council directed the CRTC to “rely on market forces to the maximum extent feasible as the means of achieving the telecommunications policy objectives, and when relying on regulation to use measures that are efficient and proportionate to their purpose and that interfere with the operations of competitive market forces to the minimum extent necessary to meet the policy objectives”. Over the past several years this has resulted in numerous forbearance orders being granted to TELUS Corporation (“TELUS”), Manitoba Telecom Services Inc. (“MTS”), BCE Inc. and/or Bell Canada (collectively “Bell”), and SaskTel that cover the majority of Shaw’s operating territory.

In May 2011, the CRTC issued its decision on the obligations of carriers to provide service and to subsidize the provision of services to customers living in high cost areas. The CRTC reduced the number of high-cost serving areas that were eligible for subsidy and eliminated the subsidy

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granted to competitive phone providers such as Shaw. These changes resulted in a decrease in the percentage of contribution by the Corporation to fund local telephone service in high cost serving areas, and eliminated any subsidy that Shaw was receiving for providing telephone service in rural or remote areas.

In June 2009 the CRTC issued its decision on “new media” by extending its exemption of the provision of digital media broadcasting undertakings for another five years. It also decided against imposing any regulatory measures, including financial contribution requirements on ISPs, to support Canadian new media content.

In August 2009 the CRTC initiated a reference to the Federal Court of Appeal on the legal question of whether the Broadcasting Act applies to ISPs. Shaw participated in the Federal Court of Appeal Reference in June 2010 and submitted that ISPs are not subject to the Broadcasting Act. In July 2010 the Federal Court of Appeal issued a decision finding that the Broadcasting Act does not apply to ISPs. Leave to appeal that decision to the Supreme Court of Canada was obtained by certain cultural groups. In February 2012, the Supreme Court of Canada issued a decision upholding the Federal Court of Appeal’s finding that ISPs are not subject to the Broadcasting Act.

Shaw is mandated by the CRTC to provide Third Party Internet Access (“TPIA”) service, which enables independent ISPs to provide Internet services at premises served by Shaw’s network. In 2011, the CRTC reviewed the billing model for TPIA services, TPIA rates and whether, and how, usage based billing may be applied to TPIA services. In the decision that followed its review (the “Wholesale Internet Access Decision”), the CRTC approved two billing models, a flat-rate model in which the TPIA rate includes access and usage and a capacity-based model in which access and capacity usage are billed separately. Shaw is currently approved to provide TPIA service under the flat-rate model although Shaw may elect to move to a capacity-based model in the future.

In late 2010 Parliament passed anti-spam legislation, which has not yet come into force. Canada’s anti-spam legislation (“CASL”) sets out a comprehensive regulatory regime regarding on-line commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. Compliance with CASL will require Shaw to review and update its current practices with respect to marketing and other communications with customers.

Shaw and other telecommunications providers will also need to review and may be required to upgrade their interception and other systems to comply with anticipated lawful access requirements. In February 2012, the Government introduced Bill C-30, An Act to enact the Investigating and Preventing Criminal Electronic Communications Act and to amend the Criminal Code and other Acts, which has not yet come into force or proceeded beyond introduction and first reading in the House of Commons. The legislation would require telecommunications service providers and ISPs to establish and maintain capabilities to facilitate the lawful interception of information transmitted by telecommunications and to provide information about subscribers to law enforcement agencies.

Digital transition

In July 2009 the CRTC identified the major markets where it expected conventional television broadcasters to convert their full-power OTA analog transmitters to digital transmitters by August 31, 2011. The conversion from analog to digital is expected to free up spectrum for government auction.

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The Corporation completed the digital transition in all mandatory markets as of August 31, 2011. During 2012 the Corporation commenced converting transmitters in non-mandatory markets and expects to be complete in 2016.

Vertical integration proceeding

In view of increasing industry consolidation and vertical integration, the CRTC recently initiated a hearing to review the regulatory framework relating to vertical integration. A decision pursuant to this proceeding was issued in September 2011.

The Commission recognizes that vertical integration can be beneficial and that it also has potential to enable preferential treatment. Accordingly, it introduced new safeguards in addition to various regulatory mechanisms that already exist, including a prohibition on the distribution of television programs on an exclusive basis on new media and a reverse onus of proof in cases where undue preference is alleged in connection with the terms of distribution of any programming service. New measures also include a code of conduct governing commercial relations and interactions between and among broadcast distributors, programmers and new media undertakings, and a standstill requirement prohibiting a distribution undertaking from changing the terms of distribution or carriage pending the resolution of a dispute. Uncertainty remains as to the ultimate impact of the CRTC decision introducing the new safeguards. The code of conduct will be applied on a case-by-case basis when disputes arise. The new safeguards could impact efficiencies and innovation that could otherwise be realized by the Corporation.

Limits on non-Canadian ownership and control for broadcasting undertakings

Non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. Neither the holding company nor the licensee may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC.

The same restrictions apply to certain Canadian carriers pursuant to the Telecommunications Act and associated regulations and the Radiocommunication Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian. In March 2012, the government announced its intention to amend the Telecommunications Act to remove Canadian ownership requirements for wire-line and wireless telecommunications carriers with annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues, as determined by the CRTC. These amendments were passed as part of the federal budget bill in June 2012 and may lead to greater levels of competition in the Canadian telecommunications market.

The Corporation’s Articles contain measures to ensure the Corporation is able to remain compliant with applicable Canadian ownership requirements and its ability to obtain, amend or renew a license to carry on any business. Shaw must file a compliance report annually with the CRTC confirming that it is eligible to operate in Canada as a telecommunications common carrier.

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E.	Key performance drivers

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

FINANCIAL MEASURES:

i)	Revenue

Revenue is a measurement determined in accordance with International Financial Reporting Standards (“IFRS”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items such as trade or volume discounts, agency commissions and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure requirements may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings and sub-totals included in financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-IFRS measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by IFRS. The following contains a listing of the Company’s use of non-IFRS financial measures and additional GAAP measures and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

ii)	Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Consolidated Statements of Income. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

Relative increases period over period in operating income before amortization and in operating margin are indicative of the Company’s success in delivering valued products and services, and engaging programming content to its customers in a cost-effective manner.

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iii)	Free cash flow

The Company uses free cash flow as a measure of the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Year ended August 31,
($millions Cdn)	2012	2011(2)	Change %
Revenue
Cable	3,193	3,096	3.1
Satellite	844	827	2.1
Media	1,053	891	18.2

	5,090	4,814	5.7
Intersegment eliminations	(92)	(73)	26.0

	4,998	4,741	5.4

Operating income before amortization(1)
Cable	1,502	1,510	(0.5)
Satellite	293	289	1.4
Media	332	252	31.7

	2,127	2,051	3.7

Capital expenditures and equipment costs (net):
Cable	810	709	14.2
Satellite	94	107	(12.1)
Media	31	27	14.8

Total	935	843	10.9

Free cash flow before the following	1,192	1,208	(1.3)
Less:
Interest	(329)	(312)	5.4
Cash taxes	(282)	(240)	17.5
Other adjustments:
Non-cash share-based compensation	6	10	(40.0)
CRTC benefit obligation funding	(48)	(30)	60.0
Non-controlling interests	(34)	(20)	70.0
Pension adjustment	12	16	(25.0)
Customer equipment financing	(20)	(15)	33.3
Preferred share dividends	(15)	–	>100.0

Free cash flow	482	617	(21.9)

Operating margin(1)
Cable	47.0%	48.8%	(1.8)
Satellite	34.7%	34.9%	(0.2)
Media	31.5%	28.3%	3.2

(1)	See key performance drivers on page 20.
(2)	Restated to reflect changes in the calculation related to the pension adjustment and customer equipment financing.

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Free cash flow is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

STATISTICAL MEASURES:

Subscriber counts, including penetration and bundled customers

The Company measures the count of its customers in Cable and DTH (Shaw Direct). Basic cable subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Digital customers include the count of Basic subscribers with one or more active DCTs. Internet customers include all modems on billing plus pending installations and Digital Phone lines includes all phone lines on billing plus scheduled installations. All subscriber counts exclude complimentary accounts but include promotional accounts.

Cable measures penetration for basic services as a percentage of homes passed and, in the case of all other services, as a percentage of Basic customers.

Shaw Direct measures its count of subscribers in the same manner as Cable counts its Basic customers, except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection.

Subscriber counts and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.

Commencing in 2013 the Company will no longer include pending installations in the subscriber counts for Internet and Digital Phone. Opening balances and subscriber growth will be restated for comparable periods commencing in the first quarter reporting for 2013. Also, given the growth in and penetration of Digital customers, the Company will also combine the reporting of Basic cable and Digital as a Video subscriber.

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F.	Critical accounting policies and estimates

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. Following is a discussion of the Company’s critical accounting policies:

i)	Revenue and expense recognition

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package.

With Shaw Media, subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are aired or displayed on the Companys’ digital properties and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Subscriber connection fee revenue

Connection fees have no stand alone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of two years.

Customer premise equipment revenue and costs

Customer premise equipment available for sale, which generally includes DCT and DTH equipment, has no stand alone value to the customer separate and independent of the Company providing additional subscription services. Therefore the equipment revenue must be deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of two years.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

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In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of two years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention.

Shaw Tracking equipment revenue and costs

Shaw Tracking equipment revenue is recognized over the period of the related service contract for airtime, which is generally five years.

In conjunction with Shaw Tracking equipment revenue, the Company incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered tracking service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of five years, consistent with the recognition of the related tracking equipment revenue.

Shaw Business installation revenue and expenses

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning two to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a

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clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

ii)	Allowance for doubtful accounts

The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

iii)	Property, plant and equipment and other intangibles – capitalization of direct labour and overhead

As outlined in IAS 16 “Property, plant and equipment”, the cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Direct labour and overhead costs are capitalized in three principal areas:

1.	Corporate departments such as engineering and information technology (“IT”): Engineering is primarily involved in overall planning and development of the cable/Internet/Digital Phone infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. The IT department devotes considerable efforts towards the development of systems to support Digital Phone, WiFi, and projects related to new customer management, billing and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet/Digital Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as the new subdivision builds, increasing network capacity for Internet, Digital Phone and VOD by reducing the number of homes fed from each node, and upgrades of plant capacity, including the DNU project, and the WiFi build.

3.

Subscriber-related activities such as installation of new drops and Internet and Digital Phone services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets

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(i.e., wiring, filters, software, etc.) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, a significant portion of labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split; however, such analysis is subject to overall reasonability checks on the percentage capitalization based on known capital projects and customer growth.

iv)	Amortization policies and useful lives

The Company amortizes the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company may have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher amortization expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

v)	Intangibles

The excess of the cost of acquiring cable and satellite and media businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist primarily of amounts allocated to broadcast rights and licenses which represent identifiable assets with indefinite useful lives.

Broadcast rights and licenses in the cable and satellite businesses are comprised of broadcast authorities including licenses and exemptions from licensing that allow access to homes and subscribers in a specific area that are identified on a business combination with respect to the acquisition of shares or assets of a BDU.

Broadcast licenses in the media business are licenses to operate conventional and specialty services that are identified on a business combination with respect to the acquisition of shares or assets of a broadcasting undertaking.

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The Company has concluded that the broadcast rights and licenses have indefinite useful lives since there are no legal, regulatory, contractual, economic or other factors that would prevent the Company’s license renewals or limit the period over which these assets will contribute to the Company’s cash flows. Goodwill and broadcast rights and licenses are not amortized but assessed for impairment on an annual basis in accordance with IAS 36 “Impairment”.

The Company also owns AWS licenses that are required to operate a wireless system in Canada. The AWS licenses have indefinite lives and are subject to an annual review for impairment by comparing the estimated fair value to the carrying amount. In late 2011 Shaw decided not to pursue a conventional wireless build. The Company continues to hold its wireless spectrum while it reviews all options.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses.

Other intangibles include software that is not an integral part of the related hardware as well as a trademark and brands. Software is amortized on a straight line basis over their estimated useful lives ranging from four to ten years.

vi)	Asset impairment

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at March 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are consistent with its reporting segments, Cable, DTH and Satellite Services and Media. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The results of the impairment tests are provided in Note 10 to the Consolidated Financial Statements.

vii)	Employee benefit plans

As at August 31, 2012, Shaw had an unfunded defined benefit pension plan for key senior executives and various funded defined benefit plans for certain unionized and non-unionized employees. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate, rate of compensation increase and the expected return on plan assets (for funded plans). While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The Company accounts for differences between actual and

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assumed results by immediately recognizing differences in benefit obligations and plan performance in other comprehensive income/loss. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes required. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	Accrued Benefit Obligation at End of Fiscal 2012	Pension Expense Fiscal 2012
Discount Rate – Unfunded Plan	4.50%	5.50%
Weighted Average Discount Rate – Funded Plans	4.67%	5.75%
Impact of: 1% decrease ($ millions Cdn) – Unfunded Plan	65	1
Impact of: 1% decrease ($ millions Cdn) – Funded Plans	26	1

viii)	Deferred income taxes

The Company has recognized deferred income tax assets in respect of its losses and losses of certain of its subsidiaries. Realization of deferred income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of deferred income tax assets based on forecasts of taxable income of future years and based on the ability to reorganize its corporate structure to accommodate use of tax losses in future years. Assumptions used in these taxable income forecasts are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

ix)	Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees, program rights and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

G.	Related party transactions

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

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Corus Entertainment Inc. (“Corus”)

The Company and Corus are subject to common voting control. During the year, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided cable system distribution access, administrative services, uplinking of television signals and Internet services and lease of circuits to various Corus subsidiaries. In addition, the Company provided Corus with television advertising spots in return for radio and television advertising.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership. During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations.

Specialty Channels

The Company has interests in a number of specialty television channels which are either subject to joint control or significant influence, including Historia, Series+ and ABC Spark. During the current year the Company paid network fees and provided uplink of television signals to these channels.

Key management personnel

Key management personnel consist of the Board of Directors and the most senior executive team that have the authority and responsibility for directing and controlling the activities of the Company. In addition to compensation provided to key management personnel for services rendered, the Company transacts with companies related to certain board members primarily for the purchase of remote control units and agency services for direct sales and related installation of equipment.

H.	New accounting standards

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in IFRS as issued by the IASB. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policy. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

The following policies were adopted in fiscal 2012:

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that Canadian publicly accountable enterprises are required to adopt IFRS as issued by the IASB for fiscal periods beginning on or after January 1, 2011. The Company’s date of transition to IFRS is September 1, 2010 and its date of adoption is September 1, 2011.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

Exemption elections

The Company’s adoption of IFRS requires application of IFRS 1 which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS annual reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The Company has elected the following exemptions from the general requirement of retrospective application as follows:

(a)	Business combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the date of transition. Retrospective application would require restatement of all business combinations that occurred prior to the date of transition. The Company has elected to not restate any business combinations that occurred prior to September 1, 2010. Under Canadian GAAP, the Company had early adopted the new accounting standards for business combinations, consolidation and non-controlling interests effective September 1, 2010, which are aligned with IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements.

(b)	Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on defined benefit plans deferred under Canadian GAAP in opening retained earnings. The Company elected to recognize the cumulative unamortized actuarial loss in opening retained earnings as at September 1, 2010.

(c)	Borrowing costs

IFRS 1 allows IAS 23 Borrowing Costs to be applied prospectively from the date of transition. The Company has elected to apply IAS 23 prospectively for projects commenced on or after September 1, 2010.

The significant differences between Canadian GAAP and IFRS are explained below.

(i)	Share-based compensation

Under IFRS, the fair value of stock options with service conditions is required to be expensed over a vesting period (“graded vesting”) based on when options vest. Under Canadian GAAP, share-based compensation was recognized using a straight-line method.

Under IFRS, cash settled share-based payments are measured initially and remeasured at the end of each reporting period at fair value as determined by an option pricing model. Under Canadian GAAP, the liability was measured and remeasured at intrinsic values.

(ii)	Employee benefits

As stated in exemption elections above, the Company elected to recognize cumulative unamortized actuarial losses under IFRS in opening retained earnings. Subsequent to the date of transition, actuarial gains and losses are recorded in other comprehensive income at the end of each reporting period. Under Canadian GAAP, actuarial gains and losses were amortized into income on a straight-line basis over the estimated average remaining service life of employees.

Under IFRS, past service costs of defined benefit plans are expensed on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized on

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MANAGEMENT’S DISCUSSION AND ANALYSIS

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a straight-line basis over the estimated average remaining service life of employees. As part of the retrospective application of IAS 19, all vested past service costs have been recognized in opening retained earnings at the transition date.

(iii)	Income taxes

The expected manner of recovery of intangible assets with indefinite useful lives for the purpose of calculating deferred income taxes is different under IFRS than Canadian GAAP. This difference in inclusion rate results in a reduction in the deferred income tax liability related to these assets at transition and also results in a decrease to goodwill and deferred income tax liability and increase to non-controlling interests in respect of the Media business acquisition in fiscal 2011.

Under IFRS, the Company applies a probable weighted average methodology in respect to its determination of measurement of its tax uncertainties.

Income taxes reflect the tax effect of other IFRS transition adjustments.

Also, under IFRS, deferred income tax assets and liabilities are only classified as long term.

(iv)	Intangibles

Under IFRS, amortization of indefinite-life intangibles is prohibited. Upon transition, amortization of broadcast rights and licenses that had been previously recorded under Canadian GAAP has been reversed and recognized in opening retained earnings at the date of transition.

Under Canadian GAAP, program rights were segregated between current and noncurrent in the statement of financial position based on estimated time of usage. Under IFRS, program rights are segregated between current and noncurrent based on expected life at time of acquisition.

(v)	Constructive obligation

Under IFRS, constructive obligations must be recognized when certain criteria are met. These have been accrued at the transition date.

(vi)	Provisions

IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires separate disclosure on the face of the statement of financial position. Under Canadian GAAP, separate disclosure was not required, therefore on transition all provisions were reclassified from accounts payable and accrued liabilities or other long-term liabilities.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 9, Financial Instruments: Classification and Measurement, is the first part of the replacement of IAS 39 Financial Instruments and applies to the classification and measurement of financial assets and financial liabilities as defined by IAS 39. It is required to be applied retrospectively for the annual period commencing September 1, 2015.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

•

The following standards and amended standards are required to be applied retrospectively for the annual period commencing September 1, 2013 and other than the disclosure requirements therein, they must be initially applied concurrently:

•

IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•

IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11, and IAS 28 (amended 2011).
•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the current guidance for separate financial statements.
•

IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•

IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements and is required to be applied prospectively for the annual period commencing September 1, 2013.

•

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. It is required to be applied retrospectively for the annual period commencing September 1, 2012.

•

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income and is required to be applied retrospectively (with certain exemptions) for the annual period commencing September 1, 2013.

•

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and is required to be applied retrospectively for the annual period commencing September 1, 2012.

I.	Known events, trends, risks and uncertainties

The Company is subject to a number of risks and uncertainties which could have a material adverse effect on its future profitability. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The risks and uncertainties discussed below highlight the more important and relevant factors that could significantly affect the Company’s operations. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company. The principal risks relate to:

•	Competition and technological change, including change in regulatory regime
•	Economic conditions
•	Interest rates, foreign exchange rates, and capital markets
•	Litigation
•	Uninsured risks of loss

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•	Reliance on suppliers
•	Programming expenses
•	Unionized labour
•	Holding company structure
•	Control of the Company by the Shaw family
•	Information systems and internal business processes
•	Dividend payments
•	Acquisitions and other strategic transactions

i)	Competition and technological change

Cable and satellite providers and television broadcasters operate in an open and competitive marketplace. Shaw’s businesses face competition from regulated and unregulated entities utilizing existing or new communications technologies and from illegal services. In addition, the rapid deployment of new technologies, services and products has reduced the traditional lines between telecommunications, Internet and broadcasting services and expands further the competitive landscape. Shaw may face competition in the future from other technologies being developed or yet to be developed. While Shaw continually seeks to enhance its competitive position through investments in infrastructure, technology, programming and customer service, there can be no assurance that these investments will be sufficient to maintain Shaw’s market share or performance in the future.

CABLE TELEVISION AND DTH

Shaw’s cable television and DTH systems currently compete or may in the future compete with other distributors of video and audio signals, including other DTH satellite services, satellite master antenna systems, multipoint distribution systems (“MDS”), other competitive cable television undertakings and telephone companies offering video service. To a lesser extent, Shaw’s cable television systems compete with the direct reception by antenna of unencrypted OTA local and regional broadcast television signals. As noted above, Shaw also competes with unregulated internet services, illegal satellite services including grey and black market offerings, and unregulated video services and offerings available over high-speed internet connections.

Almost all of Shaw’s cable television systems are concentrated in major urban markets, having favourable demographics and growth potential, with most of the remainder in smaller clusters, linked by fibre optic distribution systems to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies to strengthen its competitive position in smaller markets. In addition, Shaw continues to invest in technologies to increase channel capacity, to expand the range and quality of its services, and to enhance its programming and communication service offerings. Shaw’s ability to offer its cable, internet and telecommunications services in bundles allows for strong competitive offerings. The Company expects that competition will continue to increase and there can be no assurance that such increased competition will not have a material adverse effect on Shaw’s results of operations. The Company also expects increased IPTV competition across Canada with respect to its DTH Satellite services.

INTERNET

There are a number of different types of ISPs offering residential and business Internet services that compete or may compete in the future with Shaw’s Internet services. These include independent service providers, ILECs, wireless providers and electricity transmission and distribution companies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

High-speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. Internet services through cable modem technology are primarily provided by cable companies, although the CRTC has also authorized third-party ISPs to access cable companies’ facilities, such as Shaw’s, to deliver high-speed Internet services.

Although operating in a competitive environment, Shaw expects that consumer demand for Internet access services and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming) will lead to continued demand for high-speed Internet services. Shaw continues to expand the capacity of its network to handle the anticipated increases in demand, however there can be no assurance that network capacity will continue to meet the increasing demand of its customers.

DIGITAL PHONE

The competitors of Shaw Digital Phone include ILECs, Competitive Local Exchange Carriers (“CLECs”), non-facilities-based Voice over Internet Protocol (“VoIP”) providers and wireless providers. ILECs currently control the majority of the local telephone services market in Canada. Several of such competitors have larger operational and financial resources than the Corporation and are well established with residential customers in their respective markets. In addition, there is an emerging trend toward households opting to rely on wireless voice services in place of landline services such as Digital Phone. These developments may negatively affect the business and prospects of Shaw’s Digital Phone.

INTERNET INFRASTRUCTURE

Through Shaw Business, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Competitors of Shaw Business include ILECs, competitive access providers, CLECs, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant competition.

SATELLITE SERVICES

In its Canadian SRDU business, Satellite Services faces competition principally from one other operating SRDU operator in Canada. In February 2010, another company was licensed by the CRTC to provide both DTH and SRDU services in Canada, but has not yet commenced service. Satellite Services also faces competition from the expansion of fibre distribution systems delivering distant US and Canadian conventional television signals into territories previously served only by SRDU operators.

MEDIA

The OTA and Specialty television business and the advertising markets in which they operate are highly competitive. Numerous broadcast and specialty television networks compete for advertising revenues. The CRTC continues to grant new Specialty television licenses which further increases competition. The Company’s ability to compete successfully depends on a number of factors, including its ability to secure popular television programming and achieve high distribution levels. The Company expects that competition will continue to increase and there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

IMPACT OF REGULATION

As more fully discussed under Government regulations and regulatory developments, substantially all of the Corporation’s business activities are subject to regulations and policies administered by Industry Canada and/or the CRTC. The Corporation’s operations and results are affected by changes in regulations, policies and decisions, including changes in interpretation of existing regulations by courts, the regulator (the CRTC) or the government. This regulation relates to, among other things, licensing, competition, programming carriage and the potential for new or increased fees. Changes in the regulatory regime may adversely affect the operations and performance of the Company.

ii)	Economic conditions

Canada’s economy is affected by uncertainty in global financial and equity markets and slowdowns in global economic growth. Advertising revenues are affected by prevailing economic conditions. Changes in economic conditions may affect discretionary consumer spending, resulting in increased or decreased demand for Shaw’s product offerings as well as advertising airtime and rates. There can be no assurance that current or future events caused by volatility in domestic or international economic conditions or a decline in economic growth will not have an adverse effect on the Company’s business and operating results.

iii)	Interest rates, foreign exchange rates and capital markets

As at August 31, 2012 Shaw has the following financial exposures at risk in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are:

1.	Banking facilities as more fully described in Note 13 to the Consolidated Financial Statements.

2.	Various Canadian denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in Note 13 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates while the senior notes are fixed-rate obligations. If required, Shaw utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Increases in interest rates could have a material adverse effect on the Company’s cash flows.

As at August 31, 2012, 100% of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)	Foreign exchange: Some of the Company’s capital expenditures are incurred in US dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have a material adverse effect on the Company’s cash flows.

(c)	Capital markets: The Company requires ongoing access to capital markets to support its operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, or changes in Shaw’s credit ratings, may have a material adverse effect on the Company’s ability to raise or refinance short-term or long-term debt, and thus on its financial position and ability to operate.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

Shaw manages its exposure to floating interest rates through maintaining a balance of fixed and floating rate debt. To mitigate some of the foreign exchange uncertainty with respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by a financial institution with Standard & Poor’s ratings ranging from A+ to A-1. Further information concerning the policy and use of derivative financial instruments is contained in Notes 2 and 28 to the Consolidated Financial Statements.

iv)	Litigation

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although management does not expect that the outcome of these matters will have a material adverse effect on the Corporation, there can be no assurance that these matters, or other matters that arise in the future, will not have an adverse effect on the Corporation’s business and operating results.

v)	Uninsured risks of loss

The Company presently relies on two satellites (Anik F2 and Anik F1R) owned by Telesat Canada (“Telesat”) to conduct its DTH and Satellite Services business. The Company has also secured a dedicated payload (16 transponders plus 5 spares) on Telesat’s soon to be launched Anik G1 satellite (projected in service date in early calendar 2013). The Company owns certain transponders on Anik F2 and has long-term capacity service agreements in place in respect of transponders on Anik F1R, Anik F2 and Anik G1. As the satellite owner, Telesat maintains insurance policies on each of these satellites. In the case of Anik F1R and Anik F2, Shaw funds a portion of the insurance cost such that in the event Telesat recovers insurance proceeds in connection with an insured loss, Shaw will be entitled to receive certain compensation payments from Telesat. The Company expects that Telesat will renew the insurance policies in respect of Anik F1R and Anik F2 and that Shaw will continue to contribute to the cost of these policies while they are in effect. In the case of Anik G1, Telesat will maintain insurance, at minimum, for the launch and first five years of in orbit operation. Shaw maintains a security interest in the transponder capacity and any insurance proceeds related thereto. The Company does not maintain business interruption insurance covering damage or loss to one or more of the satellites used in its DTH and Satellite Services business as it believes the premium costs are uneconomic relative to the risk of satellite failure. Transponder capacity is available to the Company on an unprotected, non-preemptible service level basis, in both the case of the Anik F2 transponders that are owned by Shaw and the Anik F1R and Anik F2 transponders that are secured through service capacity agreements. The Company has priority access to spare transponders on Anik F1R and Anik F2 in the case of interruption, although there is no assurance that such transponders would be available. In the event of satellite failure, service will only be restored as additional capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes. As a result, the customers’ level of service may be diminished or they may require a larger dish. The Anik G1 satellite has a switch feature that allows the whole channel services (transponders and available spares) to be switched from extended Ku-band to Ku-band, which does provide the Company with limited back-up to restore failed whole channel services on Anik F1R. Satellite failure could cause customers to deactivate their DTH subscriptions or otherwise have a material adverse effect on business and results of operations.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

Network failures caused by damage by fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events could have a material adverse affect on the business, including customer relationships and operating results. The Company protects its network through a number of measures including physical security, ongoing maintenance and placement of insurance on its network equipment and data centers. The Company self-insures the plant in the cable and Internet distribution system as the cost of insurance is generally prohibitive. The risk of loss is mitigated as most of the cable plant is located underground. In addition, it is likely that damages caused by any one incident would be limited to a localized geographic area and therefore resulting business interruption and financial damages would be limited. Further, the Company has back-up disaster recovery plans in the event of plant failure and redundant capacity with respect to certain portions of the system. In the past, it has successfully recovered from damages caused by natural disasters without significant cost or disruption of service. Although the Company has taken steps to reduce this risk, there can be no assurance that major disruptions will not occur.

vi)	Reliance on suppliers

Shaw’s distribution and call center network is connected to or relies on other telecommunication carriers and certain other utilities. Any of the events described in the preceding paragraph, as well as labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting the business operations of these carriers or utilities may have an adverse effect on the Company’s business and operating results.

The Company sources its customer premise and capital equipment and capital builds from certain key suppliers. While the Company has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the Company in the short term.

vii)	Programming expenses

Shaw’s programming expenses for cable and DTH continue to be one of the most significant single expense items. Costs continue to increase, particularly for sports programming. In addition, as the Company adds programming or distributes existing programming to more of the subscriber base, programming expenses increase. Although the Company has been successful at reducing the impact of these increases through sale of additional services or increasing subscriber rates, there can be no assurance that the Company will continue to be able to do so and operating results may be impacted.

In Media one of the most significant expenses is also programming costs. Increased competition in the television broadcasting industry, developments affecting producers and distributors of programming content, changes in viewer preferences and other developments could impact both the availability and cost of programming content. Although the Corporation has processes to effectively manage these costs, programming content may be purchased for broadcasting one to two years in advance, making it more difficult to predict how such content will perform.

viii)	Unionized labour

Approximately 50% of the Media division employees are employed under one of five collective agreements represented by three bargaining units. If labour disruptions occur, it is possible large numbers of employees may be involved and that the Media business may be disrupted. Currently all collective agreements have been renewed and are in effect for the next one to three years.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

ix)	Holding company structure

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Company’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

x)	Control of the Company by the Shaw family

As at October 31, 2012, JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “Shaw Family Group”) own approximately 79% of the outstanding Class A Shares of the Company. The Class A Shares are the only shares entitled to vote in all shareholder matters. All of the Class A Shares held by the Shaw Family Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of five trustees. Accordingly, the Shaw Family Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A shareholders.

xi)	Information systems and internal business processes

Many aspects of the Company’s business depend to a large extent on various IT systems and software and internal business processes. Shaw also undertakes ongoing initiatives to update and improve these systems and processes. Although the Company has taken steps to reduce these risks, there can be no assurance that potential failures of, or deficiencies in, these systems, processes or change initiatives will not have an adverse effect on the Corporation’s business and operating results.

xii)	Dividend payments

The Company currently pays monthly common share dividends in amounts approved on a quarterly basis by the Board of Directors. At the current approved dividend amount, the Company would pay approximately $430 million in common share dividends during 2013 (before taking into account the Company’s dividend reinvestment plan (“DRIP”), see further details on page 53). While the Company expects to generate sufficient free cash flow in 2013 to fund these dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue common share dividend payments at the current level.

xiii)	Acquisitions and other strategic transactions

The Company may from time to time make acquisitions and enter into other strategic transactions. In connection with these acquisitions and strategic transactions, Shaw may fail to realize the anticipated benefits, incur unanticipated expenses and/or have difficulty incorporating or integrating the acquired business, the occurrence of which could have a material adverse effect on the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

II.	SUMMARY OF QUARTERLY RESULTS

Quarter	Revenue	Operating income before amortization(1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income(2)	Basic earnings per share from continuing operations(3)	Basic earnings per share(3)
($millions Cdn except per share amounts)
2012
Fourth	1,210	501	129	129	133	0.28	0.28
Third	1,278	567	238	238	248	0.53	0.53
Second	1,231	493	169	169	178	0.38	0.38
First	1,279	566	192	192	202	0.43	0.43

Total	4,998	2,127	728	728	761	1.62	1.62

2011
Fourth	1,181	481	164	81	84	0.37	0.18
Third	1,285	586	197	195	201	0.45	0.45
Second	1,196	505	166	163	169	0.38	0.37
First	1,079	479	13	12	16	0.03	0.03

Total	4,741	2,051	540	451	470	1.23	1.02

(1)	See key performance drivers on page 20.
(2)	Net income attributable to both equity shareholders and non-controlling interests.
(3)	Diluted earnings per share from continuing operations and diluted earnings per share is $1.61 for 2012. Diluted earnings per share from continuing operations and diluted earnings per share for 2011 is $1.23 and $1.02, respectively.

Generally, revenue and operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases with the exception of the fourth quarters of 2012 and 2011 and second quarter of 2012. In the second quarter of 2012, revenue and operating income before amortization decreased by $48 million and $73 million, respectively, due to the seasonality of the Media business with higher revenues in the first quarter driven by the fall launch of season premieres and high demand as well as lower operating income before amortization in the Cable division. Operating expenses increased in the second quarter which included employee related costs, mainly related to bringing the new customer service centres on line, as well as higher marketing, sales and programming costs. The fourth quarters of 2011 and 2012 were both impacted by the cyclical nature of the Media business with lower advertising revenues in the summer months. Accordingly, in the fourth quarter of 2011, revenue and operating income before amortization declined $104 million and $105 million, respectively, while in the fourth quarter of 2012, revenue and operating income before amortization declined $68 million and $66 million, respectively. The impact of the Media business in the fourth quarter of 2012 was partially offset by improved operating income before amortization in the Cable division.

Net income has fluctuated quarter-over-quarter primarily as a result of the growth in operating income before amortization described above and the impact of the net change in non-operating items. In the fourth quarter of 2012, net income decreased by $115 million, primarily due to

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MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

lower operating income before amortization of $66 million and increased income tax expense of $31 million. The fourth quarter also included a loss of $26 million in respect of the electrical fire at the Company’s head office offset by a pension curtailment gain of $25 million. In the third quarter of 2012, net income increased by $70 million due to higher operating income before amortization of $74 million and lower amortization of $9 million partially offset by increased income tax expense of $17 million. In the second quarter of 2012, net income decreased by $24 million due to a decline in operating income before amortization of $73 million partially offset by lower income tax expense of $53 million. Net income increased by $118 million in the first quarter of 2012 due to the combined impact of higher operating income before amortization of $85 million and income tax expense of $18 million in the first quarter and the loss from discontinued operations of $84 million and gain on redemption of debt of $23 million recorded in the preceding quarter. The first and second quarters of 2011 were impacted by the Media acquisition. As a result, net income increased $153 million in the second quarter of 2011 due to the impact of the CRTC benefit obligation of $139 million and acquisition, integration and restructuring costs of $58 million recorded in the first quarter and higher operating income before amortization and foreign exchange gain on unhedged long-term debt in the second quarter, the total of which was partially offset by increases in interest expense, loss on derivative instruments and income tax expense. During the third quarter of 2011 net income increased by $32 million due to higher operating income before amortization and a lower loss on derivative instruments partially offset by increased income taxes, a lower foreign exchange gain on unhedged long-term debt and the impact of the restructuring activities undertaken by the Company. In the fourth quarter of 2011 net income declined $117 million due to lower operating income before amortization of $105 million and the loss of $83 million in respect of the wireless discontinued operations partially offset by the gain on redemption of debt and the aforementioned restructuring activities in the previous quarter. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

The following further assists in explaining the trend of quarterly revenue and operating income before amortization:

Growth in subscriber statistics as follows:

	2012				2011
Subscriber Statistics	First	Second	Third	Fourth	First	Second	Third	Fourth
Basic cable customers	(22,768)	(9,946)	(21,515)	(16,474)	(7,542)	(13,662)	(13,577)	(16,207)
Digital customers	59,566	46,564	246	(7,907)	62,216	35,403	19,202	49,548
Internet customers	10,685	18,681	(429)	6,062	18,752	10,772	11,165	13,528
Digital Phone lines	22,969	54,407	29,142	24,185	49,842	32,512	31,404	22,776
DTH customers	531	1,274	(1,820)	1,155	(1,539)	2,176	1,644	806

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

III.	RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2012 CONSOLIDATED RESULTS

				Change
(In $millions Cdn except per share amounts)	2012	2011	2010(3)	2012%	2011%
Operations:
Revenue	4,998	4,741	3,718	5.4	27.5
Operating income before amortization(1)	2,127	2,051	1,760	3.7	16.5
Operating margin(1)	42.6%	43.3%	47.3%
Funds flow from continuing operations(2)	1,299	1,433	1,377	(9.4)	4.1
Net income from continuing operations	761	559	534	36.1	4.7
Free cash flow(1)	482	617	515	(21.9)	19.8
Balance sheet:
Total assets	12,722	12,588	10,154
Long-term financial liabilities (including current portion)
Long-term debt	5,263	5,257	3,983
Derivative instruments	1	8	87
Other financial liabilities	7	171	159

Per share data:
Earnings per share from continuing operations
Basic	1.62	1.23	1.23
Diluted	1.61	1.23	1.23
Weighted average number of participating shares outstanding during period (millions)	441	435	433
Cash dividends declared per share
Class A	0.9550	0.9075	0.8675
Class B	0.9575	0.9100	0.8700

(1)	See key performance drivers on page 20.
(2)	Funds flow from continuing operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.
(3)	2010 comparative figures have not been restated for adoption of IFRS on September 1, 2010.

Highlights

•	Net income from continuing operations was $761 million for the year compared to $559 million in 2011.
•	Earnings per share from continuing operations were $1.62 compared to $1.23 in 2011.
•	Revenue for the year improved 5.4% to $5.00 billion from $4.74 billion last year.
•	Operating income before amortization of $2.13 billion was up 3.7% over last year’s amount of $2.05 billion.
•	Consolidated free cash flow was $482 million compared to $617 million in 2011.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

•

During 2012 the Company increased the dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent dividend rate of $0.9675 and $0.97 respectively. Dividends paid in 2012 increased approximately 6% over 2011 to $416 million.

•

During the year the Company opened retail stores in Calgary, Vancouver and Richmond offering a new retail experience as part of its continued investment in defining the customer experience. The new stores showcase all of Shaw’s products and services through a unique technology experience of interactive displays along with hands on training and technical support.

•

In October 2010 Shaw completed its acquisition of the broadcasting business of Canwest including CW Media, the company that owned the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. The total consideration, including debt assumed, was approximately $2.0 billion.

•

On December 7, 2010 the Company issued $500 million senior notes at a rate of 5.5% due December 7, 2020 and issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The net proceeds from the notes issuances were used to repay borrowings under the Company’s $1 billion revolving credit facility.

•

On February 17, 2011 the Company issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The net proceeds were used for working capital and general corporate purposes as well as to partially repay borrowings under the revolving credit facility while excess funds are held in cash and cash equivalents.

•	In March 2011 Shaw implemented various cost saving initiatives including staff reductions and a review of overhead expenses to drive efficiencies and enhance competitiveness.
•

On May 31, 2011 the Company issued 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Preferred Shares”) at a price of $25.00 per Preferred Share for aggregate gross proceeds of $300 million. The net proceeds were used for working capital and general corporate purposes while excess funds are held in cash and cash equivalents.

Revenue and operating expenses

Consolidated revenue of $5.00 billion for the twelve month period improved 5.4% over the prior year. The improvement was primarily due to twelve months of revenue from Shaw Media, as well as rate increases and growth in the Cable and Satellite divisions. Consolidated operating income before amortization of $2.13 billion increased 3.7% over last year. The improvement was primarily due to the current period including twelve months of Shaw Media.

Amortization

(In $millions Cdn)	2012	2011	Change %
Amortization revenue (expense) –
Deferred equipment revenue	115	107	7.5
Deferred equipment costs	(231)	(205)	12.7
Property, plant and equipment, intangibles and other	(692)	(637)	8.6

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

Amortization of deferred equipment revenue and deferred equipment costs increased in 2012 due to the sales mix of equipment and changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparable period as the amortization of new expenditures and inclusion of the Media division for the full twelve months in the current year exceeded the impact of assets that became fully depreciated.

Amortization of financing costs and Interest expense

(In $millions Cdn)	2012	2011	Change %
Amortization of financing costs – long-term debt	5	4	25.0
Interest expense	330	332	(0.6)

Other income and expenses

(In $millions Cdn)	2012	2011	Increase (decrease) in income
Gain on redemption of debt	–	33	(33)
CRTC benefit obligations	(2)	(139)	137
Business acquisition, integration and restructuring costs	–	(91)	91
Gain on remeasurement of interests in equity investments	6	–	6
Gain (loss) on derivative instruments	1	(22)	23
Accretion of long-term liabilities and provisions	(14)	(15)	1
Foreign exchange gain on unhedged long-term debt	–	17	(17)
Equity income from associates	–	14	(14)
Other gains	–	11	(11)

The gain on redemption of debt is in respect of the Media 13.5% senior unsecured notes. As a result of a change of control triggered on the acquisition of the Media business an offer to purchase all of the US $338 million 13.5% senior unsecured notes at a cash price equal to 101% was required. An aggregate US $52 million face amount, having an aggregate accrued value of US $56 million, was tendered under the offer and purchased by the Company for cancellation. Also during 2011, the Company redeemed the remaining outstanding US $260 million face amount, having an aggregate accrued valued of US $282 million, at 106.75% as set out under the terms of the indenture. As a result, the Company recorded a gain of $33 million which resulted from recognizing the remaining unamortized acquisition date fair value adjustment of $57 million partially offset by the 1% repurchase and 6.75% redemption premiums totaling $19 million and $5 million in respect of the write-off of the embedded derivative instrument associated with the early prepayment option.

As part of the CRTC decisions approving the acquisition of Mystery and The Cave during the current year and the Media acquisition in the prior year, the Company is required to contribute approximately $2 million and $180 million in new benefits to the Canadian broadcasting system over seven years. Most of this contribution will be used to create new programming on Shaw Media services, construct digital transmission towers and provide a satellite solution for OTA viewers whose local television stations do not convert to digital. The fair value of the obligations of $2 million and $139 million was determined by discounting future net cash flows using appropriate discount rates and have been recorded in the income statement.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

During 2011, the Company incurred costs in respect of the acquisition of the broadcasting business and organizational restructuring which amounted to $91 million. Amounts include acquisition related costs to effect the acquisition, such as professional fees paid to lawyers and consultants. The integration and restructuring costs relate to integrating the new business and increasing organizational effectiveness for future growth as well as package costs for the former CEO. In March 2011 Shaw implemented various cost saving initiatives including staff reductions and a review of overhead expenses to drive efficiencies and enhance competitiveness. Approximately 550 employee positions were eliminated, including 150 at the management level.

The Company recorded a $6 million gain in respect of a remeasurement to fair value of the Company’s 50% interest in Mystery and 49% interest in The Cave which were held prior to the acquisition on May 31, 2012. The fair value of the Company’s equity interest in these specialty channels held prior to the acquisition was $19 million compared to a carrying value of $13 million.

For derivative instruments where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, the Company records changes in the fair value of derivative instruments in the income statement. In addition, the Media senior unsecured notes had a variable prepayment option which represented an embedded derivative that was accounted for separately at fair value until the Company gave notice of redemption during the fourth quarter of 2011. The fluctuation in amounts recorded in 2012 compared to 2011 is due to a reduction in the number of outstanding contracts as well as the amounts recorded in respect of the embedded derivative in the prior year.

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations as well as the liability which arose in 2010 when the Company entered into amended agreements with the counterparties to certain cross-currency agreements which fixed the settlement of the principal portion of the swaps in December 2011.

In conjunction with the acquisition of the broadcasting business, the Company assumed a US $390 million term loan and US $338 million senior unsecured notes. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related cross currency interest rate swaps. A portion of the senior unsecured notes were repurchased during the second quarter of 2011 and the Company redeemed the remaining notes in the fourth quarter of 2011. As a result of fluctuations of the Canadian dollar relative to the US dollar, a foreign exchange gain was recorded.

The Company recorded income of $14 million primarily in respect of its 49.9% equity interest in CW Media for the period September 1 to October 26, 2010. On October 27, 2010, the Company acquired the remaining equity interest in CW Media as part of its purchase of all the broadcasting assets of Canwest. Results of operations are consolidated effective October 27, 2010. The equity income was comprised of approximately $20 million of operating income before amortization partially offset by interest expense of $5 million and other net costs of $2 million. The Company also records equity income (loss) in respect of interests in several specialty channels.

Other gains generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category also includes a loss of

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

$26 million related to an electrical fire and resulting water damage to Shaw Court as well as a pension curtailment gain of $25 million. The loss of $26 million includes $6 million of costs in respect of restoration and recovery activities, including amounts incurred in the relocation of employees, and an asset write-down of $20 million related to the damages sustained to the building and its contents. Insurance recoveries are expected and amounts will be included in Other gains as claims are approved. No insurance recoveries were recorded in 2012. The pension curtailment gain arose due to a plan amendment to freeze base salary levels.

Income tax expense

The income tax expense was calculated using current statutory income tax rates of 26.3% for 2012 and 27.9% for 2011 and was adjusted for the reconciling items identified in Note 23 to the Consolidated Financial Statements.

Loss from discontinued operations

In 2011, the Company discontinued further construction of its traditional wireless network and accordingly, all traditional wireless activities have been classified as discontinued operations.

The Company recorded an after tax loss of $89 million comprised of a write-down of assets of $112 million, operating expenditures and amortization of $8 million and an income tax recovery of $31 million.

Earnings per share from continuing operations

(In $millions Cdn except per share amounts)	2012	2011	Change %
Net income from continuing operations	761	559	36.1
Weighted average number of participating
shares outstanding during period (millions)	441	435	1.4
Earnings per share from continuing operations –
Basic	1.62	1.23	31.7
Diluted	1.61	1.23	30.9

Net income from continuing operations

Net income from continuing operations was $761 million in 2012 compared to $559 million in 2011. The year-over-year changes are summarized in the table below.

Net income from continuing operations increased $202 million over the prior year. The current year benefitted from a reduction in net other costs of $183 million, improved operating income before amortization of $76 million and decreased income taxes of $15 million partially offset by higher amortization of $74 million. The change in net other costs and revenue of $183 million was due to amounts recorded in the prior year and were primarily in respect of the Media business acquisition. These amounts included the CRTC benefit obligation, various acquisition, integration and restructuring costs and the loss on derivative instruments partially offset by the gain on redemption of debt, foreign exchange gain on unhedged long-term debt and equity income from associates.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

(In $millions Cdn)
Increased operating income before amortization	76
Increased amortization	(74)
Decreased interest expense	2
Change in other net costs and revenue(1)	183
Decreased income taxes	15

202

(1)	Other net costs and revenue include gain on redemption of debt, CRTC benefit obligations, business acquisition, integration and restructuring expenses, gain on remeasurement of interests in equity investments, gain (loss) on derivative instruments, accretion of long-term liabilities and provisions, foreign exchange gain on unhedged long-term debt, equity income from associates and other gains as detailed in the Consolidated Statements of Income.

SEGMENTED OPERATIONS REVIEW

CABLE

FINANCIAL HIGHLIGHTS

($millions Cdn)	2012	2011	Change %
Revenue	3,193	3,096	3.1

Operating income before amortization(1)	1,502	1,510	(0.5)

Capital expenditures and equipment costs (net):
New housing development(2)	100	88	13.6
Success-based(3)	250	207	20.8
Upgrades and enhancement(4)	322	278	15.8
Replacement(5)	41	47	(12.8)
Buildings and other	97	89	9.0

	810	709	14.2

Operating margin(1)	47.0%	48.8%	(1.8)

(1)	See key performance drivers on page 20.
(2)	Build out of mainline cable and the addition of drops in new subdivisions.
(3)	Capital and equipment costs (net) related to the acquisition of new customers, including installation of internet and digital phone modems, DCTs, filters and commercial drops for Shaw Business customers.
(4)	Upgrades to the plant and build out of fibre backbone to reduce use of leased circuits and costs to decrease node size and Digital Phone capital.
(5)	Normal replacement of aged assets such as drops, vehicles and other equipment.

OPERATING HIGHLIGHTS

•	Cable revenue of $3.19 billion improved 3.1% over last year. Cable operating income before amortization of $1.50 billion declined modestly over last year.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

•	Digital customers increased 98,469 during the year to 1,917,857 and penetration of Basic is now 86.4%, up from 79.5% at August 31, 2011.
•	Digital Phone lines increased 130,703 to 1,363,744 lines and Internet was up 34,999 to total 1,912,230 as at August 31, 2012. During the year Basic cable subscribers decreased 70,703.

Cable revenue for 2012 of $3.19 billion improved 3.1% over the prior year. Rate increases and customer growth in Internet and Digital Phone, including Business growth, partially offset by lower Basic cable subscribers, accounted for the improvement.

Operating income before amortization of $1.50 billion declined modestly over the prior year. The revenue related improvement was offset by higher employee related amounts, programming costs, and various other expenses.

As at August 31, 2012 Shaw had 1,912,230 Internet customers which represents an 86% penetration of Basic.

In pursuit of Shaw’s continued improvement for its approximately 1.9 million Internet customers, the Company announced as part of its WiFi strategy a technical trial of HotSpot 2.0 in conjunction with Cisco Systems (“Cisco”), Shaw’s WiFi technology partner. HotSpot 2.0 provides a significant improvement in WiFi accessibility and security, and allows Shaw’s broadband WiFi enabled customers to automatically connect and authenticate to the WiFi network. The Company is now offering WiFi at over 1,500 sites in Calgary, Edmonton, Vancouver, Victoria and Winnipeg.

Shaw recently introduced content offerings for its TV Everywhere applications with the introduction of Shaw Go. The Shaw Go Movie Central app for Apple devices provides access to current and library content for Shaw customers who subscribe to Movie Central programming, including HBO Canada titles. The app provides several features that enhance the user experience, including intelligent streaming, which provides the most optimal video quality based on Internet connection speed, and video bookmarking, which allows customers to stop and resume video playback at their convenience. The Shaw Go NFL Sunday Ticket app provides Shaw NFL Sunday Ticket subscribers with live broadcasts of up to 14 NFL regular season games along with interactive features, such as instant replay and play-by-play summaries. Shaw customers have the added benefit of being able to access content on Shaw’s WiFi network.

Total capital investment of $810 million increased $101 million compared to 2011. Success based capital increased $43 million mainly due to higher subsidies on sales of HDPVRs resulting from increased volumes and lower customer pricing, and investment in DOCSIS 3.0 WiFi internet modems, partially offset by lower HDPVR rentals and phone modem purchases.

Investment in Upgrades and enhancement and Replacement categories combined increased $38 million compared to last year. The current period included higher spending on hub upgrades, network electronics related to the DNU, Digital Phone infrastructure to support Business growth, as well as investment related to the strategic WiFi build.

Buildings and other increased $8 million compared to the prior year. The current year increase was mainly due to facility investment related to the Calgary data centre, customer service centres and new retail locations. The prior year also benefitted from proceeds from the sale of redundant real estate assets.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

Spending in new housing development increased $12 million over the comparable period mainly due to higher activity.

SUBSCRIBER STATISTICS

	2012	2011	Growth	Change %
CABLE:
Basic subscribers	2,219,072	2,289,775	(70,703)	(3.1)
Penetration as a % of homes passed	56.0%	59.0%
Digital customers	1,917,857	1,819,388	98,469	5.4

INTERNET:
Connected and scheduled installations	1,912,230	1,877,231	34,999	1.9
Penetration as % of basic	86.2%	82.0%
Stand-alone Internet not included in basic cable	225,639	217,068	8,571	3.9
DIGITAL PHONE:
Number of lines(1)	1,363,744	1,233,041	130,703	10.6

(1)	Represents primary and secondary lines on billing plus pending installs.

SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

($millions Cdn)	2012	2011	Change %
Revenue
DTH (Shaw Direct)	763	745	2.4
Satellite Services	81	82	(1.2)

	844	827	2.1

Operating income before amortization(1)
DTH (Shaw Direct)	254	246	3.3
Satellite Services	39	43	(9.3)

	293	289	1.4
Capital expenditures and equipment costs (net):
Success-based	81	76	6.6
Transponders	2	25	(92.0)
Buildings and other	11	6	83.3

	94	107	(12.1)

Operating margin(1)	34.7%	34.9%	(0.2)

(1)	See key performance drivers on page 20.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

SUBSCRIBER STATISTICS

	2012	2011	Growth
Shaw Direct customers(1)	910,023	908,883	1,140

(1)	Including seasonal customers who temporarily suspend their service.

OPERATING HIGHLIGHTS

•	Satellite revenue of $844 million improved 2.1% over the comparable period
•	Operating income before amortization of $293 million improved 1.4%

Revenue of $844 million for 2012 was up 2.1% over last year. The improvement was primarily due to customer rate increases. Operating income before amortization improved 1.4%.

Total capital investment of $94 million decreased over last year primarily due to the deposit for the Anik G1 satellite included in the prior year partially offset by higher investment in the current period on satellite related ground equipment. The launch of the satellite, originally expected to occur this fall, has been delayed as a result of issues experienced on an unrelated satellite launch, and Anik G1 is now expected to launch early in calendar 2013.

During 2012, Shaw Direct started offering a video on demand service using adaptive streaming technology through the satellite receiver. This new internet based service currently has over 3,000 movie and TV titles available. In addition, with their television subscription package, Shaw Direct customers now have access to the Shaw Go apps, including the recently launched Shaw Go Movie Central and Shaw Go NFL Sunday Ticket.

MEDIA

FINANCIAL HIGHLIGHTS

($millions Cdn)	Year ended 2012	Period from October 27, 2010 to August 31, 2011	Change %
Revenue	1,053	891	18.2

Operating income before amortization(1)	332	252	31.7

Capital expenditures:
Broadcast and transmission	12	15	(20.0)
Buildings/other	19	12	58.3

	31	27	14.8

Other adjustments:
CRTC benefit obligation funding	(48)	(30)	60.0
Non-controlling interests	(34)	(20)	70.0
Operating margin(1)	31.5%	28.3%	3.2

(1)	See key performance drivers on page 20.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

OPERATING HIGHLIGHTS

Revenue and operating income before amortization for the year were $1.05 billion and $332 million, respectively, compared to $891 million and $252 million for the prior year period from October 27, 2010 to August 31, 2011. For informational purposes, on a comparative basis to the full twelve months ended August 31, 2011, Media revenues were down 2% reflecting softness in the advertising market as a result of continued economic uncertainty. Operating income before amortization increased 2%, as lower programming costs in 2012 more than offset the reduced advertising revenues.

During the year, Global delivered solid programming results led by the strength of Big Brother, Hotel Hell and Rookie Blue. The Media specialty portfolio also led in the channel rankings in the adult 25-54 category, with 4 of the Top 10 analog services, including History as the top entertainment network in Canada, and 5 of the Top 10 digital services, with National Geographic as the leading digital channel. During late 2012 Shaw Media launched Lifetime, H2 and National Geographic Wild.

In News, Global is in the number one position in all three major western markets with ratings up for the majority of all news programs. Global Toronto News Hour moved into the number two position and the station also delivered solid audience growth in the News Hour Final. The West Block with Tom Clark continued to perform well, beginning its second season as Canada’s most watched political talk show.

The conventional fall programming premiered throughout the month of September with a solid returning line-up and new drama programming including Vegas, Chicago Fire, Last Resort and Elementary. Shaw Media also added several new comedies to the fall schedule including Go On and Guys With Kids.

Capital investment continued on various projects and included upgrading production equipment, infrastructure and facility investments.

IV.  FINANCIAL POSITION

Total assets at August 31, 2012 were $12.7 billion compared to $12.6 billion at August 31, 2011. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2011.

Current assets declined $31 million primarily due to decreases in cash of $16 million, assets held for sale of $15 million, and accounts receivable of $10 million, the total of which was partially offset by increased inventories of $5 million and other current assets of $7 million. Cash decreased as the cash outlay for investing and financing activities exceeded the funds provided by operations. Assets held for sale decreased as the sale of the wireless assets was completed during the first quarter and accounts receivable declined due to timing of collection of miscellaneous receivables. Inventories were higher due to timing of equipment purchases while other current assets were up primarily as a result of increases in program rights.

Property, plant and equipment increased $42 million as current year capital investment exceeded amortization and the asset write-down related to the electrical fire and resulting water damage at Shaw Court.

Other long-term assets were up $73 million primarily due to an increase in deferred equipment costs and related customer equipment financing receivables.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

Intangibles increased $63 million due to higher program rights and advances and the broadcast licenses recorded on the acquisition of Mystery and The Cave. Program rights and advances (current and noncurrent) increased as advances and additional investment in acquired rights exceeded the amortization for the current year. The increase in goodwill of $3 million is due to the aforementioned acquisition of Mystery and The Cave.

Current liabilities were up $250 million due to increases in income taxes payable of $32 million and current portion of long-term debt of $450 million partially offset by decreases in accounts payable and accrued liabilities of $67 million, other current liability of $161 million and derivative instruments of $7 million. Income taxes payable increased due to the current year provision partially offset by tax installment payments. The current portion of long-term debt increased and long-term debt decreased due to the reclassification of the 6.1% $450 million senior notes which were repaid at maturity on November 16, 2012. Accounts payable and accrued liabilities decreased due to lower trade and other payables primarily in respect of timing of payment of capital expenditures and inventory and a reduction in the current portion of the CRTC benefit obligations. The other liability decreased due to settlement of previously amended cross-currency interest rate agreements and derivative instruments decreased due to settlement of contracts.

Other long-term liabilities were up $45 million due to an increase in employee benefit plans of $71 million, primarily as a result of actuarial losses recorded in the current year, partially reduced by a decrease in CRTC benefit obligations of $22 million.

Deferred credits were up $5 million due to an increase in deferred equipment revenue partially offset by amortization of deferred IRU revenue.

Deferred income tax liabilities, net of deferred income tax assets, decreased $63 million due to the current year recovery.

Shareholders’ equity increased $357 million primarily due to increases in share capital of $117 million, retained earnings of $291 million and non-controlling interests of $9 million partially offset by an increase in accumulated other comprehensive loss of $64 million. Share capital increased due to the issuance of 5,972,349 Class B Non-Voting Shares under the Company’s option plan and DRIP. As of November 15, 2012, share capital is as reported at August 31, 2012 with the exception of the issuance of a total of 1,274,017 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan subsequent to the year end. Retained earnings increased due to current year earnings of $728 million partially offset by dividends of $437 million while non-controlling interests increased as their share of earnings exceeded the distributions declared during the year. Accumulated other comprehensive loss increased due to the actuarial losses recorded on employee benefit plans.

V.  CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

(In $millions Cdn)	2012	2011	Change %
Funds flow from continuing operations	1,299	1,433	(9.4)
Net decrease (increase) in non-cash working capital balances related to continuing operations	18	(192)	>100.0

	1,317	1,241	6.1

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

Funds flow from continuing operations decreased over the comparative year as higher operating income before amortization adjusted for non-cash program rights expenses in the current year and charges in the prior year for termination of swap contracts and business acquisition, integration and restructuring expenses were more than offset by the combined impact of the settlement of the amended cross-currency interest rate agreements as well as increased current income taxes, program rights purchases and CRTC benefit obligation funding in the current year. The net change in non-cash working capital balances related to continuing operations fluctuated over the comparative period due to fluctuations in accounts receivable and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing activities

(In $millions Cdn)	2012	2011	Decrease
Cash flow used in investing activities	(983)	(1,350)	367

Cash requirements for investing activities decreased over the comparable year due to amounts paid to complete the Media business acquisition in 2011 and fluctuations in inventory levels partially offset by the higher capital expenditures in the current year.

Financing activities

The changes in financing activities during 2012 and 2011 were as follows:

(In $millions Cdn)	2012	2011
Bank credit facility arrangement costs	(4)	–
Issuance of Cdn $500 million 5.50% senior notes	–	498
Issuance of Cdn $800 million 6.75% senior notes	–	779
Issuance of Preferred Shares	–	300
Senior notes and Preferred Shares issuance costs		(17)
Repayment of CW Media US $390 million term loan		(395)
Redemption of CW Media US $338 million 13.5% senior notes		(334)
Dividends	(333)	(352)
Distributions paid to non-controlling interests	(26)	(22)
Senior notes prepayment premium	–	(19)
Issuance of Class B Non-Voting Shares	17	46
Repayment of Partnership debt	(1)	(1)

Cash flow provided by financing activities	(347)	483

VI.  LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $482 million of free cash flow. Shaw used its free cash flow along with cash of $16 million, proceeds on issuance of Class B Non-Voting Shares of $17 million and other net items of $25 million to pay common share dividends of $318 million, fund the $162 million on settlement of amended cross-currency interest rate agreements, invest an additional net $42 million in program rights and purchase the remaining interests in two specialty channels for $18 million.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on November 18, 2010. The shelf prospectus allows for the issue of up to an aggregate $4 billion of debt and equity securities over a 25 month period. Pursuant to this shelf prospectus, the Company issued $300 million of Preferred Shares and completed three senior notes offerings totalling $1.3 billion in 2011.

During the current year, the Company entered into a five-year $1 billion bank credit facility which includes a revolving term facility to a maximum of $50 million and matures in January 2017. The credit facility has a feature whereby the Company may request an additional $500 million of borrowing capacity so long as no event of default or pending event of default has occurred and is continuing or would occur as a result of the increased borrowings. No lender has any obligation to participate in the requested increase unless it agrees to do so at its sole discretion. This facility replaced the prior credit and operating loan facilities which were scheduled to mature in May 2012. The new facility will be used for general corporate purposes.

On November 16, 2012, the Company repaid the 6.1% $450 million senior unsecured notes.

The Company’s DRIP allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. Effective for the May 31, 2011 dividend payment, Class B Non-Voting Shares distributed under the Company’s DRIP are new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date. Previously, the Class B Non-Voting Shares were acquired on the open market at prevailing market prices. The DRIP has resulted in cash savings and incremental Class B Non-Voting Shares of $98 million in 2012.

On November 29, 2011 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 1, 2011 to November 30, 2012. No shares were repurchased by the Company.

At August 31, 2012, the Company held $427 million in cash and had access to $1 billion under its credit facility. Based on the available credit facility and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Debt structure and financial policy

Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. While certain non-wholly owned subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to wholly-owned subsidiaries of the Company.

Shaw’s borrowings are subject to covenants which include maintaining minimum or maximum financial ratios. At August 31, 2012, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings. As at August 31, 2012, the ratio of debt to operating income before amortization for the Corporation is 2.4 times.

Having regard to prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5 times would be

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

optimal leverage for the Corporation in the current environment. Should the ratio fall below this the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Corporation’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Participating Shares in the event that pricing levels were to drop precipitously.

Off-balance sheet arrangement and guarantees

Guarantees

Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 25 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2012 are detailed in the following table.

CONTRACTUAL OBLIGATIONS

	Payments due by period
(In $millions Cdn)	Total	Within 1 year	2 – 3 years	4 – 5 years	More than 5 years
Long-term debt(1)	9,096	768	1,497	1,156	5,675
Operating obligations(2)	2,017	683	617	275	442
Purchase obligations(3)	88	88	–	–	–
Other long-term obligations(4)	7	7	–	–	–

	11,208	1,546	2,114	1,431	6,117

(1)	Includes principal repayments and interest payments.
(2)	Includes maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities and lease of premises.
(3)	Includes capital expenditure and inventory purchase commitments.
(4)	Includes other financial liabilities and are primarily in respect of program rights.

VII.  ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s Annual Information Form dated November 29, 2012, can be found on SEDAR at www.sedar.com.

VIII.  COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investors/Corporate Governance/Compliance with NYSE Corporate Governance Listing Standards).

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2012

IX.  CERTIFICATION

The Company’s Chief Executive Officer and Chief Financial Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting.

As at August 31, 2012, the Company’s management, together with its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and internal control over financial reporting. Based on these evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting are effective.

There were no changes in the Company’s internal controls over financial reporting during the fiscal year that have materially affected or are reasonably likely to materially affect Shaw’s internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.